[redacted]

SECURITIE[S]
W

10027504

BP 3/1/10

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31351

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nova Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Front Street Suite 999
(No. and Street)

West Conshohocken	Pa	19428
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John P Benedickson — 610 940 1580 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Isdaner & Co LLC
(Name – *if individual, state last, first, middle name*)

3 Bala Plaza Suite 501w	Bala Cynwyd	Pa	19004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC Mail Processing Section

FEB 26 2010

Washington, DC
121

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John P Benedickson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nova Capital Markets LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
John H. Donegan, Notary Public
West Conshohocken Boro, Montgomery County
My Commission Expires July 2, 2012
Member, Pennsylvania Association of Notaries

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ISDANER &
COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

NOVA CAPITAL MARKETS, LLC

DECEMBER 31, 2009 AND 2008

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484
(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • www.isdanerllc.com

C O N T E N T S

ISDANER &
COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Certified Public Accountants

Members
NOVA Capital Markets, LLC

We have audited the accompanying statements of financial condition of NOVA Capital Markets, LLC as of December 31, 2009 and 2008, and the related statements of operations, members' capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NOVA Capital Markets, LLC as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The supplementary information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Isdaner & Company, LLC

February 24, 2010

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484
(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • www.isdanerllc.com

NOVA CAPITAL MARKETS, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2009 AND 2008

ASSETS

	2009	2008
Cash	$ 261,457	$ 89,816
Receivables from clearing organizations	262,187	248,047
Receivable from broker-dealer	25,000	-
Deposits with clearing organizations	250,000	780,000
Prepaid expenses and deposits	141,441	63,180
Furniture and equipment at cost, less accumulated depreciation of $97,964 (2009) and $46,131 (2008)	42,896	71,355
Intangible assets	70,000	70,000
	$1,052,981	$1,322,398

LIABILITIES AND MEMBERS' CAPITAL

	2009	2008
Liabilities:		
Accounts payable and accrued expenses	$ 374,492	$ 359,781
Members' capital	678,489	962,617
	$1,052,981	$1,322,398

The accompanying notes are an integral part of these statements.

NOVA CAPITAL MARKETS, LLC

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Commissions and other revenue	$3,884,118	$3,078,750
Expenses:		
Employee compensation and benefits	2,198,124	1,946,854
Clearance and exchange fees	572,956	300,278
Communications and data processing	716,523	428,510
Occupancy	176,274	125,577
Other	554,369	779,435
	4,218,246	3,580,654
Net loss	($ 334,128)	($ 501,904)

The accompanying notes are an integral part of these statements.

NOVA CAPITAL MARKETS, LLC
STATEMENTS OF MEMBERS' CAPITAL
YEARS ENDED DECEMBER 31, 2009 AND 2008

Balance, January 1, 2008	$1,214,521
Capital contributions	250,000
Net loss	(501,904)
Balance, December 31, 2008	962,617
Capital contributions	50,000
Net loss	(334,128)
Balance, December 31, 2009	$ 678,489

The accompanying notes are an integral part of these statements.

NOVA CAPITAL MARKETS, LLC

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Cash flows from operating activities:		
Net loss	($334,128)	($501,904)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	51,833	41,477
Increase (decrease) in operating assets:		
Receivables from clearing organizations	(14,140)	(234,413)
Receivable from broker-dealer	(25,000)	-
Deposits with clearing organizations	530,000	(280,000)
Prepaid expenses and deposits	(78,261)	(44,558)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	14,711	219,099
Net cash provided by (used in) operating activities	145,015	(800,299)
Cash flows from investing activities:		
Additions to furniture and equipment	(23,374)	(74,045)
Net cash used in investing activities	(23,374)	(74,045)
Cash flows from financing activities:		
Capital contributions	50,000	250,000
Net cash provided by financing activities	50,000	250,000
Net increase (decrease) in cash	171,641	(624,344)
Cash at beginning of year	89,816	714,160
Cash at end of year	$261,457	$ 89,816

The accompanying notes are an integral part of these statements.

NOVA CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

(1) SUMMARY OF ACCOUNTING POLICIES

Organization and Nature of Business

NOVA Capital Markets, LLC (the "Company") is a Pennsylvania limited liability company formed September 7, 2007. On October 18, 2007, the Company acquired all of the capital stock of 508 Securities, Inc., a New York corporation, which merged with the Company on March 28, 2008. The Company provides broker-dealer services as a registered broker-dealer under the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC) and the Securities and Exchange Commission (SEC). The Company is engaged primarily in institutional securities brokerage services.

Revenue Recognition

Customers' securities transactions are reported on a settlement date basis with related commission revenues and expenses of the Company recorded on a settlement date basis.

Income Taxes

On January 1, 2009, the Company adopted FASB Interpretation No. 48, "*Accounting for Uncertainty for Income Taxes — an interpretation of FASB Statement No. 109*" ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement methodology for recording within the financial statements uncertain tax positions taken, or expected to be taken, in tax returns. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure related to uncertain tax positions. As a limited liability company, the Company's income is not subject to U.S. federal income taxes. Taxes related to income earned by the Company represent obligations of the members. No recognition has been given to income taxes in the accompanying financial statements. The cumulative effect of implementing FIN 48 as of January 1, 2008 was zero. As of December 31, 2009, the Company had no unrecognized tax benefits as defined in FIN 48.

Furniture and Equipment

Property and equipment are stated at cost. Depreciation is provided for by the straight-line method over the estimated useful lives of the assets.

Intangible Assets

Intangible assets consist of broker-dealer licenses acquired in the acquisition of 508 Securities, Inc. They are considered to have indefinite lives and are not amortized but are tested for impairment at least annually.

(1) SUMMARY OF ACCOUNTING POLICIES - Continued

Subsequent Events

The Company has performed an evaluation of subsequent events through February 24, 2010, which is the date the Company's financial statements were available to be issued. No material subsequent events have occurred since December 31, 2009 that required recognition of disclosure in these financial statements.

Use of Estimates

The preparation of these financials statements are in conformity with generally accepted accounting principals of the United States of America that requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as the date of these financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates and assumptions are based on the best available information, actual results could be materially different from these estimates and assumptions.

Reclassifications

Certain amounts in the 2008 financial statements have been reclassified to conform to the 2009 presentation.

(2) LEASE COMMITMENTS

The Company leases its facilities under operating leases. In addition to minimum rentals, the Company is required to pay a portion of real estate taxes, maintenance and operating expenses of the leased real estate. Future minimum rentals under all noncancelable operating leases are as follows:

2010	$137,630
2011	124,963
2012	105,886
2013	107,554
2014	54,194
	$530,227

Rent expense for the years ended December 31, 2009 and 2008, respectively, was $153,049 and $110,770.

(3) EQUITY APPRECIATION RIGHTS PLAN

The Company has established an Equity Appreciation Rights Plan for the purpose of providing compensation to a select group of senior employees based on a synthetic appreciation in the value of the Company. Awards made under the Plan may not exceed 15% of the undiluted value of the Company, and accrete in value to the owner as the valuation of the Company increases above a strike price established on the date of the award. The awards vest ratably over 3 years, but also contain a provision to vest fully in the event of a change in control of the Company. Awards made under the Equity Appreciation Rights Plan have been valued at their intrinsic value on the basis of an internal business valuation. For the years ended December 31, 2009 and 2008, the Company recorded $36,821 and $27,560, respectively as expense relating to compensation for the Plan for the year, being the recognition of one-third of the vesting of the awards. At December 31, 2009 and 2008, these amounts were accrued under the Plan and are included in employee compensation in the Statement of Operations and accrued expenses in the Statement of Financial Condition.

(4) NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital. At December 31, 2009, the Company's "aggregate indebtedness" and "net capital" (as defined) were $389,926 and $417,692, respectively, and its aggregate indebtedness to net capital ratio was .93 to 1.0. "Net capital" exceeded required net capital by $317,692 at that date. Rule 15c3-1 provides that equity capital may not be withdrawn if the resulting net capital of a broker-dealer would be less than the amount required under the Rule.

A calculation was not made of the reserve requirement under Rule 15c3-3 because the Company claims an exemption under Subsection (k)(2)(ii).

NOVA CAPITAL MARKETS, LLC

SUPPLEMENTARY INFORMATION REQUIRED UNDER RULE 15c3-1

DECEMBER 31, 2009

NET CAPITAL	
Total members' equity	$678,489
Total available capital	678,489
Less nonallowable assets:	
Prepaid expenses and deposits	141,441
Furniture and equipment	42,896
Intangible assets	70,000
Option commissions included in receivables from clearing organizations	4,145
	258,482
Net capital before haircuts on securities positions	$420,007
Haircuts on securities:	
Investment securities	2,315
Net capital	$417,692
AGGREGATE INDEBTEDNESS	
Accounts payable	$389,926
Total aggregate indebtedness	$389,926
Percentage of aggregate indebtedness to net capital	93%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 25,995
Required net capital	$100,000
Excess net capital	$317,692
Excess net capital at 1000%	$378,699
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2009)	
Net capital as reported in Company's Form X-17A-5, Part II (unaudited)	$417,692
Net capital per this report	$417,692

ISDANER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Certified Public Accountants On Internal Control Required by SEC Rule 17a-5

Members
NOVA Capital Markets, LLC

In planning and performing our audit of the financial statements of NOVA Capital Markets, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484
(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • www.isdanerllc.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Isdaner & Company, LLC

February 24, 2010

ISDANER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Report of Certified Public Accountants' on Agreed-Upon Procedures related to an Entity's SIPC Assessment Reconciliation Required by SEC Rule 17a-5(e)(4)

Members
NOVA Capital Markets, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by NOVA Capital Markets, LLC ("the Company"), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484

(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • www.isdanerllc.com

We were engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Isdaner & Company, LLC

February 24, 2010